Exhibit 99a8

TWELFTH AMENDMENT OF FORTUNE BRANDS
RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective as of October 1, 1999)

AMENDMENT:

           Effective January 1, 2004, amend Section 4.01(a) of the Plan by substituting the following for the second sentence:

“The salary reduction agreement will provide that the Participant agrees to a reduction in salary from the Participating Employer on a pre-tax basis by an amount equal to an integral percentage of up to 50% of his Compensation, except that a Participant who is a highly compensated employee will be limited to 15% of Compensation.”

Pursuant to the authority delegated to it by the Board of Directors of Fortune Brands, Inc., this amendment is adopted by the Corporate Employee Benefits Committee.

Date: January 9, 2004	By:	FORTUNE BRANDS, INC. By: /s/ FRANK J. CORTESE Chairman, Corporate Employee Benefits Committee